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                                comstar.net, inc.
                           2812 Spring Road, Suite 200
                                Atlanta, GA 30339

                                November 30, 1999

VIA EDGAR AND FAX

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549
Attn.: Greg Dundas

         Re:      comstar.net, inc.
                  Registration Statement on Form 8-A

Ladies and Gentlemen:

         comstar.net, inc. hereby requests the SEC's consent to withdraw the above-referenced registration statement filed pursuant to the requirements of the Securities Exchange Act of 1934. Due to market conditions and other factors, comstar.net has determined not to offer its shares to the public at this time and has accordingly withdrawn its Form S-1 registration statement (No. 333-86877) under the Securities Act of 1933.

         We believe that withdrawal of the registration statement is consistent with the public interest and the protection of investors, especially considering that no securities were sold in the offering and there is no trading interest in the securities. Accordingly, comstar.net respectfully requests that the SEC: (a) grant comstar.net's request to withdraw its registration statement on Form 8-A, and (b) confirm that comstar.net has no obligations to file reports pursuant to Sections 13(a) or 15(d) of the Exchange Act.

         If you have questions or comments about the foregoing, please call the undersigned at (770) 485-6000 or Charles Vaughn of Nelson Mullins Riley & Scarborough, L.L.P. at (404) 817-6189.

                                                     Very truly yours,

                                                     /s/ J. Cary Howell
                                                     -----------------------
                                                     J. Cary Howell
                                                     Chief Executive Officer

cc:      Charles D. Vaughn, Esq.
         Jennifer A. McCoid, Esq.